UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 27 June, London UK

GSK receives US FDA Fast Track designation for investigational vaccine against gonorrhoea

●  Fast Track designation accelerates the vaccine candidate's path to US FDA submission for the prevention of Neisseria gonorrhoeae infection
●  Gonorrhoea is the second most prevalent bacterial sexually transmitted infection worldwide with an estimated 82 million new cases globally each year[1],[2]
●  Currently there are no vaccines approved anywhere in the world for gonorrhoea, and antimicrobial resistance to existing treatments is increasing2

GSK plc (LSE/NYSE: GSK) announced today the US Food and Drug Administration (FDA) has granted a Fast Track designation for its Neisseria gonorrhoeae investigational vaccine (NgG). The vaccine candidate is currently in an ongoing Phase II trial and aims to demonstrate proof of concept by assessing the efficacy of the NgG vaccine in healthy adults, 18 to 50 years of age, considered at risk of gonorrhoea. Fast Track designation is intended to facilitate the development and expedite the review of potentially important new drugs and vaccines to treat or prevent serious conditions with unmet medical needs.

Gonorrhoea is the second most prevalent bacterial sexually transmitted infection (STI) worldwide1, with an estimated 82 million new cases globally each year.2 In the US, rates of reported gonorrhoea have increased 118% from 2009 to 2021, resulting in 710,151 cases being reported to the US Centers for Disease Control and Prevention (CDC) in 2021.[3]

Phil Dormitzer, Global Head of Vaccines R&D, GSK, said: "We welcome the FDA's decision to grant Fast Track designation for our new vaccine candidate against Neisseria gonorrhoeae infection. With a high and growing incidence, gonorrhoea is a major concern for sexual and reproductive health around the globe. This designation recognises the potential for a vaccine that could help protect millions of people across the world against the serious health consequences of infection with a bacterium that is considered a 'high priority' pathogen by the World Health Organisation."

Antimicrobial resistance (AMR) to gonorrhoea has increased over the past 80 years, rendering many classes of  antibiotics used to treat the disease ineffective.2 Vaccines can play a critical role in the fight against AMR by helping prevent bacterial, viral and other infections. At this time, there are no gonorrhoea vaccines approved anywhere in the world.[4]

About the Phase I/II trial
The trial conducted by GSK is a Phase I/II first time in human study (FTiH) evaluating the vaccine candidate's safety and efficacy in individuals aged 18-50 years old, regardless of previous gonorrhoea history. Phase I of the study was a FTiH dose-escalation safety lead-in conducted in healthy adults and is now complete. Phase II of the study is ongoing and aims to demonstrate Proof of Concept by assessing the efficacy of the NgG vaccine in healthy adults considered at risk of gonorrhoea. The trial started in November 2022, and approximately 750 subjects will be enrolled from 8 countries (US, UK, France, Germany, Spain, Brazil, Philippines, South Africa).

About Gonorrhoea
Gonorrhoea is a sexually transmitted infection (STI) caused by a bacterium called Neisseria gonorrhoeae (Ng). It is recognised as an urgent unmet medical need due to its growing global incidence and reduced efficacy of available treatments as drug-resistant strains are increasing.2 Ng infection in women is often asymptomatic and under-diagnosed. When left untreated, Ng infection can lead to complications and long-term consequences such as pelvic inflammatory disease, infertility, ectopic pregnancy, and adverse pregnancy outcomes.4 Painful symptoms in men make gonorrhoea more likely to be diagnosed,[5] but stigma surrounding the disease is still a barrier to seeking diagnosis and treatment.  It has also been shown that Ng infections may also increase the risks of acquiring or transmitting HIV.5,[6]

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.
GSK Enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore / Dan Smith	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q1 Results for 2023 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References
[1]. Rowley et al. Chlamydia, gonorrhoea, trichomoniasis and syphilis: global prevalence and incidence estimates, 2016. Bull World Health Organ. 2019 1;97(8):548-562. doi: 10.2471/BLT.18.228486.
[2]. WHO. Multi-drug resistant gonorrhoea. Available at: https://www.who.int/news-room/fact-sheets/detail/multi-drug-resistant-gonorrhoea2022. Accessed June 2023.
[3]. CDC. Sexually Transmitted Disease Surveillance. Available at: https://www.cdc.gov/std/statistics/2021/figures.htm. Accessed June 2023.
[4]. Gottlieb S et al. Gonococcal vaccines: Public health value and preferred product characteristics; report of a WHO global stakeholder
[5]. Fleming DT et al. From epidemiological synergy to public health policy and practice: the contribution of other sexually transmitted diseases to sexual transmission of HIV infection. Sex Transm Infect. 1999 75(1)3-17. doi: 10.1136/sti.75.1.3.
[6]. Bernstein K et al. Rectal gonorrhoea and chlamydia reinfection is associated with increased risk of HIV seroconversion. J Acquir Immune Defic Syndr. 2010 1;53(4):537-43. doi: 10.1097/QAI.0b013e3181c3ef29.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 27, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc